

August 24, 2010

Alejandro San Miguel
General Counsel and Corporate Secretary
GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022

>   **Re: GLG Partners, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed on August 10, 2010**
>   **File No. 001-33217**
>
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed on August 10, 2010**
>   **File No. 005-82299**

Dear Mr. San Miguel:

        We have reviewed your response letter dated August 10, 2010 and the above-referenced filings, and have the following comments. Where prior comments are referenced, they refer to our letter dated July 23, 2010.

Amendment No. 1 to Schedule 13E-3

Cover Page

1.   We note your response to prior comment 2. The language in footnote 2, however, still states that the filing fee was calculated in accordance with Exchange Act Rule 0-11(c). Please revise.

Introduction, page 1

2.   Your revised disclosure in response to prior comment 3 still suggests that the Filing Persons do not bear complete responsibility for the public disclosure in the filing. Please revise.

3.   We note your response to prior comment 4 and your disclosure on page 1 that "[t]he filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any of their respective affiliates that the Company is 'controlled' by any other Filing Person." We also note similar language on pages 54, 56, and 150 of your

preliminary proxy statement. A filing person on Schedule 13E-3 is an affiliate of the company; an affiliate "is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." See Exchange Act Rule 12b-2. Please revise the Schedule 13E-3 and the proxy statement accordingly.

Amendment No. 1 to Schedule 14A

Interests of Certain Persons in the Merger, page 3

4.   We note your response to prior comment 10. Please further revise this section to quantify the dollar value of both the severance payments and the compensation paid to directors serving on the special committee.

Special Factors, page 15

Background of the Merger, page 15

5.   We note that in response to prior comment 11 you filed four additional sets of materials for discussions and presentations by Goldman Sachs dated October 1, 2009, February 23, 2010, March 6, 2010 and April 30, 2010. We also note that the disclosure in this section does not mention presentations by, or discussions with, Goldman Sachs on February 23, 2010, March 6, 2010 or April 30, 2010. Please revise the disclosure in this section to describe the substance of these discussions or presentations, including identifying the persons involved.

6.   We note your response to prior comment 12. Please further revise your disclosure throughout this section to discuss the specifics of certain terms used throughout this section. We note in particular, and without limitation, the reference to "strategic alternatives" at the January 24 and February 9, 2010 meetings and the reference to "possible deal structures" in various meetings including the March 10 and March 22, 2010 meetings. See Item 14(b)(7) of Schedule 14A and corresponding Item 1005 of Regulation M-A.

Fairness of the Merger and Recommendations of the Special Committee and the GLG Board, page 31

The Special Committee, page 31

7.   We note that in response to prior comment 19 you have disclosed the one-year average trading price and the one-year low trading price of GLG stock. Please balance your disclosure by also including the one-year high trading price of GLG stock.

The GLG Board, page 37

8.   We note your response to prior comment 23, and that the GLG Board, in the course of reaching its determination regarding the fairness of the Rule 13e-3 transaction to unaffiliated security holders, considered, discussed, and adopted a number of factors, "including, but not limited to," those listed in the last three bullet points on page 37. The quoted language suggests that you have not listed all of the factors considered, discussed, and adopted. Please revise to remove any implication that the factors listed are not all of the material factors considered, discussed, and adopted. See Item 1014(b) of Regulation M-A.

Opinion of Special Committee's Financial Advisor, page 38

9.   We note your revisions in response to prior comment 24. As previously requested, please explain why Moelis chose only to apply the range of implied premiums to the closing price on May 14, 2010.

Opinion of GLG's Financial Advisor, page 46

10.   We note your response to prior comment 25. Please remove the reference to "arm's-length negotiations" on the bottom of page 52.

Purpose and Reasons for the Merger, page 54

11.   We note that in response to prior comment 29 you have provided the effect of the Rule 13e-3 transaction on the affiliates' interest in the net book value and net earnings of the company in terms of percentages. Please revise the disclosure to include the dollar amounts of the affiliates' interest in the net book value and net earnings of the company. See Instruction 3 to Item 1013 of Regulation M-A.

Positions as to the Fairness of the Merger, page 57

Man, Holdco and Merger Sub, page 57

12.   We note your disclosure that Man, Holdco and Merger Sub believe that the proposed merger is substantively and procedurally fair to GLG's unaffiliated stockholders. Please revise the disclosure so that it speaks to the entire Rule 13e-3 transaction. Refer to Item 1014(a) of Regulation M-A, Exchange Act Rule 13e-3(a)(4) and Exchange Act Release 34-17719 at Q&A 21 (April 13, 1981) for guidance.

Special Note Regarding Forward-Looking Statements, page 87

13.   Although it appears that you have revised your disclosure on page 150 in response to prior comment 39, you have not revised the disclosure on page 87 to include a statement

that the safe harbor provisions in the Form 10-K incorporated by reference into the proxy statement do not apply to any forward-looking statements the company makes in connection with the Rule 13e-3 transaction. Please revise.

Where You Can Find More Information, page 149

14.   We note your disclosure in the second paragraph on page 150 stating that "the merger may be" a going private transaction. Please revise to clearly indicate that the merger and related transactions are a going private transaction.

Incorporation by Reference, page 150

15.   We note your response to prior comment 44. Despite your revisions, the second sentence of this section states that "information that [you] file later with the SEC will automatically update and supersede" information incorporated by reference; this statement appears to contemplate "forward incorporation." Please revise.

        Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or Craig Slivka, Special Counsel, at (202) 551-3729, with any questions. In the alternative, you may contact Evan Jacobson, Staff Attorney, Office of Mergers and Acquisitions, at (202) 551-3428, or Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3266.

                                        Sincerely,

                                        Pamela Long
                                        Assistant Director

cc: Allan Miller, Esq. (*via facsimile (212) 541-5369*)
        Marc Alpert, Esq.
        Sey-Hyo Lee, Esq.
        Chadbourne & Parke LLP

        William J. Grant, Esq. (*via facsimile (212) 294-4700*)
        Terrence R. Brady, Esq.
        Winston & Strawn LLP

Eric S. Shube, Esq. (*via facsimile (212) 610-6399*)
Allen & Overy LLP

Jane McDonald, Esq. (*via facsimile (212) 310-8007*)
Danielle D. Do, Esq.
Weil, Gotshal & Manges LLP